FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of April 2006
                                  28 April 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Premier League Announcement released on 28 April 2006



PRESS RELEASE


28 April 2006


                   BSKYB NOTES FA PREMIER LEAGUE ANNOUNCEMENT


BSkyB notes the following announcement made today by the FA Premier League:

"Following the submission of bids by interested parties, the FA Premier League is in a position to announce that it has awarded three out of the six packages of live television rights to BSkyB.

We will be proceeding to a second round of bidding for the remaining three packages in due course.

There will be no further comment on this from the Premier League until the conclusion of the second round of bidding. Bidders are also bound by similar confidentiality."

The company is bound by confidentiality relating to the bidding process and intends to make no further comments until the conclusion of the process.

                                    - ENDS -



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 28 April 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary